Exhibit 99.1

IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: AMEX Trading Symbol: Total Shares Outstanding: Fully Diluted: 52-Week Trading Range:	IMG IAG 145.5MM 151.5MM Cdn$5.75 - $10.99

FOR IMMEDIATE RELEASE: July 23, 2004	No. 27/04

OBJECTION TO SHAREHOLDER RIGHTS PLAN IS WITHDRAWN
GOLDEN STAR AGREES TO EXTEND ITS BID TO BEYOND AUGUST 15, 2004

Toronto, Ontario: July 23, 2004 — IAMGOLD Corporation announced today that Golden Star Resources Ltd. ("GSR") has withdrawn its application to the Ontario Securities Commission to set aside the short-term shareholder rights plan (the "Plan") adopted by the Board of Directors of IAMGOLD on July 12th.

The value maximization process undertaken by the Special Committee of independent directors and the Committee’s financial advisor, RBC Capital Markets will go forward. GSR has signed a Confidentiality Agreement and will receive disclosure of confidential information on the same basis as agreed to by all other interested parties. GSR has also agreed that its bid will be extended to August 15th, the time provided for in the Plan, which will allow the value maximizing process to proceed to its conclusion.

The Special Committee has determined that it is in the best interests of IAMGOLD shareholders to complete the process of receiving and assessing alternative proposals in a timely and equitable manner. Ensuring that all qualified parties receive the same level of disclosure and the same time period to submit their bids is a necessary part of the process that has been undertaken.

In addition to Golden Star, there are several interested parties that have signed confidentiality agreements and are currently conducting due diligence on IAMGOLD.

The IAMGOLD Board of Directors has recommended that IAMGOLD shareholders reject the unsolicited, non-negotiated take-over bid by GSR, based on the recommendations of the Special Committee and the fairness opinion of RBC, which concluded that the GSR bid is inadequate, from a financial point of view, to the IAMGOLD shareholders. Nevertheless, IAMGOLD has consistently maintained that GSR would be welcome to participate in the process, along with other parties, provided that GSR executed an appropriate Confidentiality Agreement, and agreed to proceed on a time-line that was consistent with the time-line set out for other interested parties.

Joseph Conway, President and CEO said, "We are pleased that the process, which we feel is in the best interests of IAMGOLD shareholders, can now proceed to a conclusion. The Special Committee believes that it is essential to maintain a level playing field for all bidders and that now all interested parties, including Golden Star, will have the same information upon which to base their proposals. We expect that proposals will be received and reviewed by the Special Committee and RBC prior to August 15th and a further recommendation by the Board of Directors to shareholders will be made at that time."

Cautionary Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of IAMGOLD to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled "Risk Factors" in the Form 40-F for each company as on file with the Securities and Exchange Commission in Washington, D.C. Although IAMGOLD has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway	or	Tom Atkins
President & Chief Executive Officer		Vice President, Investor Relations
Tel: (416) 360 4710	Fax: (416) 360 4750	Toll-free: 1 888 IMG 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.